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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)


                        PacificAmerica Money Center, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   694935 10 7
                  --------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. [ ]


(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


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CUSIP:  694935 10 7

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Norman A. Markiewicz


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  [X]

        (b)  [ ]


3.      SEC USE ONLY


4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                              5.    SOLE VOTING POWER
NUMBER OF
                                    -0-
SHARES

BENEFICIALLY                  6.    SHARED VOTING POWER

OWNED BY                            172,514(1)

EACH                          7.    SOLE DISPOSITIVE POWER

REPORTING                           -0-

PERSON                        8.    SHARED DISPOSITIVE POWER

WITH                                172,514(1)


1/ Includes 137,210 shares of Common Stock and 11,294 Subscriber Warrants held by Norman A. Markiewicz and Roslyn Markiewicz, his wife; 5,400 shares of Common Stock held in a 401(k) account, 7,910 shares of Common Stock held in an IRA account and 7,200 incentive stock options held by Norman A. Markiewicz; and 2,000 and 1,500 shares of Common Stock held by Joshua J. Markiewicz and Kelly L. Markiewicz, respectively, the son and daughter of Norman and Roslyn Markiewicz.


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CUSIP:  694935 10 7

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        172,514(2)


10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES [ ]


11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        3.4%


12.     TYPE OF REPORTING PERSON

        IN


2/ Includes 137,210 shares of Common Stock and 11,294 Subscriber Warrants held by Norman A. Markiewicz and Roslyn Markiewicz, his wife; 5,400 shares of Common Stock held in a 401(k) account, 7,910 shares of Common Stock held in an IRA account and 7,200 incentive stock options held by Norman A. Markiewicz; and 2,000 and 1,500 shares of Common Stock held by Joshua J. Markiewicz and Kelly L. Markiewicz, respectively, the son and daughter of Norman and Roslyn Markiewicz.


                                  Page 3 of 9


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CUSIP:  694935 10 7

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Roslyn Markiewicz


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  [X]

        (b)  [ ]


3.      SEC USE ONLY


4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                             5.     SOLE VOTING POWER
NUMBER OF
                                    -0-
SHARES

BENEFICIALLY                 6.     SHARED VOTING POWER

OWNED BY                            172,514(3)

EACH                         7.     SOLE DISPOSITIVE POWER

REPORTING                           -0-

PERSON                       8.     SHARED DISPOSITIVE POWER

WITH                                172,514(3)


3/ Includes 137,210 shares of Common Stock and 11,294 Subscriber Warrants held by Norman A. Markiewicz and Roslyn Markiewicz, his wife; 5,400 shares of Common Stock held in a 401(k) account, 7,910 shares of Common Stock held in an IRA account and 7,200 incentive stock options held by Norman A. Markiewicz; and 2,000 and 1,500 shares of Common Stock held by Joshua J. Markiewicz and Kelly L. Markiewicz, respectively, the son and daughter of Norman and Roslyn Markiewicz.


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CUSIP:  694935 10 7

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        172,514(4)


10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES [ ]


11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        3.4%


12.     TYPE OF REPORTING PERSON

        IN


4/ Includes 137,210 shares of Common Stock and 11,294 Subscriber Warrants held by Norman A. Markiewicz and Roslyn Markiewicz, his wife; 5,400 shares of Common Stock held in a 401(k) account, 7,910 shares of Common Stock held in an IRA account and 7,200 incentive stock options held by Norman A. Markiewicz; and 2,000 and 1,500 shares of Common Stock held by Joshua J. Markiewicz and Kelly L. Markiewicz, respectively, the son and daughter of Norman and Roslyn Markiewicz.


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CUSIP:  694935 10 7

ITEM 1.

(a)     PacificAmerica Money Center, Inc.
        21031 Ventura Boulevard, Suite 102
        Woodland Hills, CA 91364


ITEM 2.

(a)     Norman A. Markiewicz and Roslyn Markiewicz
(b)     21031 Ventura Boulevard, Suite 102
        Woodland Hills, CA 91364
(c)     U.S.A.
(d)     Common Stock
(e)     694935 10 7


ITEM 3.

        Not applicable.


ITEM 4.  Ownership.

        (a)       Amount Beneficially owned:  172,514(5)
        (b)       Percent of Class:  3.4%
        (c)       Number of shares as to which undersigned has:

                  (i)       Sole power to vote or direct the vote:  0
                  (ii)      Shared power to vote or direct the Note:
                            172,514(5)
                  (iii)     Sole power to dispose or to direct the
                            disposition:  0
                  (iv) Shared power to dispose or to direct the disposition: 172,514(5)


ITEM 5.  Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the

5/ Includes 137,210 shares of Common Stock and 11,294 Subscriber Warrants held by Norman A. Markiewicz and Roslyn Markiewicz, his wife; 5,400 shares of Common Stock held in a 401(k) account, 7,910 shares of Common Stock held in an IRA account and 7,200 incentive stock options held by Norman A. Markiewicz; and 2,000 and 1,500 shares of Common Stock held by Joshua J. Markiewicz and Kelly L. Markiewicz, respectively, the son and daughter of Norman and Roslyn Markiewicz.


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CUSIP:  694935 10 7

beneficial owner of more than five percent of the class of securities, check the following: x

ITEM 6.  Ownership of More than Five Percent on Behalf of Another
Person.

        Not applicable.


ITEM 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.

        Not applicable.


ITEM 8.  Identification and Classification of Members of the
Group.

        Not applicable.


ITEM 9.  Notice of Dissolution of Group.

        Not applicable.


ITEM 10.  Certification.

        Not applicable.


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CUSIP:  694935 10 7


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 11, 1998                   /s/ NORMAN A. MARKIEWICZ
                                            ----------------------------------
                                            Norman A. Markiewicz, individually


                                            /s/ ROSLYN MARKIEWICZ
                                            ----------------------------------
                                            Roslyn Markiewicz, individually


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CUSIP:  694935 10 7

                                  EXHIBIT A TO

                                  SCHEDULE 13G



        The undersigned hereby agree that the attached Schedule 13G shall be filed with the Securities and Exchange Commission on behalf of each of the undersigned.



Dated:  February 11, 1998                   /s/ NORMAN A. MARKIEWICZ
                                            ----------------------------------
                                            Norman A. Markiewicz, individually


                                            /s/ ROSLYN MARKIEWICZ
                                            ----------------------------------
                                            Roslyn Markiewicz, individually


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